                                  FORM 11-K

                                UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

(Mark One)

[ x ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

          For the fiscal year ended December 31, 1997

                                      OR

[   ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
         EXCHANGE ACT OF 1934  [NO FEE REQUIRED]

          For the transition period from ________ to _______

Commission file numbers:  33-25419 and 33-64058

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           Airgas, Inc. 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Airgas, Inc.
                      259 North Radnor-Chester Road, Suite 100
                                Radnor, PA 19087

                             REQUIRED INFORMATION

     (1)  Financial Statements:

     The following financial statements, including Independent Auditors' Report thereon of Airgas, Inc. 401(k) Plan are submitted herewith:

               Statements of Net Assets Available for
               Benefits as of December 31, 1997 and 1996

               Statements of Changes in Net Assets Available for
               Benefits for the two years ended December 31, 1997

               Notes to Financial Statements
               Item 27(a) - Schedule of Assets Held for Investment Purposes
               Item 27(d) - Schedule of Reportable Transactions

     The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the Airgas, Inc. 401(k) Plan.

     (2)  Exhibits

     23.1 Consent of KPMG Peat Marwick LLP

                                  SIGNATURES
                                  __________

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                     AIRGAS, INC. 401(k) PLAN



                                     BY:/s/ 401(k) Plan Committee
                                        _________________________



                                     BY:/s/ Scott M. Melman
                                        __________________________
                                        Vice President - Chief
                                        Financial Officer


                                     BY:/s/ Todd R. Craun
                                        __________________________
                                        Secretary

DATED:  June 25, 1998

                           AIRGAS, INC. 401(k) PLAN

                           Financial Statements and
                            Supplementary Schedules

                          December 31, 1997 and 1996

                 (With Independent Auditors' Report Thereon)

AIRGAS, INC. 401(k) PLAN

Table of Contents

December 31, 1997 and 1996
____________________________________________________________________________

                                                                    Page


Independent Auditors' Report  . . . . . . . . . . . . . . . . . . . . 6

Financial Statements:

   Statement of Net Assets Available for Benefits
     as of December 31, 1997  . . . . . . . . . . . . . . . . . . . . 7

   Statement of Net Assets Available for Benefits
     as of December 31, 1996  . . . . . . . . . . . . . . . . . . . . 9

   Statement of Changes in Net Assets Available for
     Benefits, Year ended December 31, 1997 . . . . . . . . . . . . . 10

   Statement of Changes in Net Assets Available for
     Benefits, Year ended December 31, 1996 . . . . . . . . . . . . . 13

Notes to Financial Statements . . . . . . . . . . . . . . . . . . . . 14


Schedule

   1    Item 27(a) - Schedule of Assets Held for Investment Purposes . 22

   2    Item 27(d) - Schedule of Reportable Transactions . . . . . . . 23

____________________________________________________________________________

Independent Auditors' Report


The Plan Administrator
Airgas, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits, with fund information, of the Airgas, Inc. 401(k) Plan as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits, with fund information, for each of the years in the two-year period ended December 31, 1997. In connection with our audits of the accompanying statements, we also have audited the supplemental schedule of assets held for investment purposes (Schedule 1) and the supplemental schedule of reportable transactions (Schedule 2) as of and for the year ended
December 31, 1997. These financial statements and supplemental schedules are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Airgas, Inc. 401(k) Plan at December 31, 1997 and 1996 and the changes in net assets available for benefits for each of the years in the two-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions as of and for the year ended December 31, 1997, are presented for additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements, and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Philadelphia, Pennsylvania                           KPMG Peat Marwick LLP
May 27, 1998

AIRGAS, INC. 401(k) PLAN
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1997
                                          Fund Information
___________________________________________________________________________________
                    Airgas, Inc.            Vanguard                                         Vanguard
                      Common    Vanguard  International  Vanguard    Vanguard   Vanguard/  LifeStrategy
                      Stock     Explorer     Growth    U.S. Growth Index Trust  Wellington    Growth
                       Fund       Fund     Portfolio    Portfolio  500 Portfolio  Fund       Portfolio
_______________________________________________________________________________________________________
Assets:
 Investments        $31,094,350   712,579   833,923    19,564,818    3,429,706   12,285,732   641,028

 Receivables:
  Employee
   contributions        328,786    18,837    18,029       181,007       55,313      122,093    22,906

  Employer
   contributions         82,762     3,997     3,467        43,855       12,108       31,007     5,518
______________________________________________________________________________________________________

Total receivables       411,548    22,834    21,496       224,862       67,421      153,100    28,424
______________________________________________________________________________________________________

Employee loans                -         -         -             -            -            -         -
______________________________________________________________________________________________________

Net assets available
for benefits         $31,505,898  735,413   855,419     19,789,680   3,497,127    12,438,832  669,452
______________________________________________________________________________________________________

See accompanying notes to financial statements.                                           (Continued)

AIRGAS, INC. 401(k) PLAN
Statement of Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1997
                                          Fund Information
                  ___________________________________________________________________________________
                      Vanguard       Vanguard
                      LifeStrategy  LifeStrategy    Vanguard   Vanguard
                      Moderate      Conservative  LifeStrategy  Bond   Investment  Participant
                      Growth          Growth         Income     Index   Contract     Loan
                      Portfolio      Portfolio      Portfolio   Fund     Fund        Fund       Total
_______________________________________________________________________________________________________
Assets:
 Investments           $ 617,754     509,496      205,599    346,319  19,590,497          -  89,831,801

Receivables:
 Employee
  contributions           10,446       4,115        3,076      4,735     136,654          -     905,997

 Employer
  contributions            2,513       1,022          613      1,088      38,377          -     226,327
_______________________________________________________________________________________________________

Total receivables         12,959       5,137        3,689      5,823     175,031          -   1,132,324
_______________________________________________________________________________________________________

Employee loans                 -           -            -          -           -  4,445,300   4,445,300
_______________________________________________________________________________________________________

Net assets available
 for benefits          $ 630,713     514,633      209,288    352,142  19,765,528  4,445,300  95,409,425
_______________________________________________________________________________________________________

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN
Statement of Net Assets Available for Benefits, with Fund Information
December 31, 1996
                                          Fund Information
              ___________________________________________________________________________________
                                                                       Vanguard
                      Fidelity     Fidelity  Airgas, Inc.  Guaranteed   Money    Participant
                      Magellan     Puritan     Common      Investment   Market     Loan
                       Fund         Fund       Stock       Contracts   Account     Fund        Total
_______________________________________________________________________________________________________
Assets:
 Investments         $ 12,358,950  7,406,370  45,051,490   14,072,118    895,667        -   79,784,595

Receivables:
 Employee contributions         -          -           -            -    691,596        -      691,596
 Employer contributions         -          -           -            -    187,379        -      187,379
_______________________________________________________________________________________________________

Total receivables               -          -           -            -    878,975        -      878,975
Employee loans                  -          -           -            -          - 2,884,144   2,884,144

Cash and cash equivalent,
 interest-bearing         418,096    437,926     373,279    3,195,694          -         -   4,424,995
_______________________________________________________________________________________________________

Total assets            12,777,046  7,844,296  45,424,769  17,267,812  1,774,642 2,884,144  87,972,709

Return of excess
 contributions and
 other miscellaneous
 expenses                 (123,165)  (100,620) (1,076,515)   (541,707)         -         -  (1,842,007)

Interfund balances        (478,497)  (262,999)  1,044,232    (302,736)         -         -           -
_______________________________________________________________________________________________________
Net assets available
 for benefits          $12,175,384  7,480,677   45,392,486 16,423,369  1,774,642 2,884,144  86,130,702
_______________________________________________________________________________________________________

See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information
December 31, 1997
                                          Fund Information
                _______________________________________________________________________________________
                               Airgas, Inc.          Vanguard       Vanguard   Vanguard
                                 Common     Vanguard International    U.S.      Index      Vanguard/
                                 Stock      Explorer Growth          Growth    Trust 500   Wellington
                                 Fund       Fund     Portfolio      Portfolio  Portfolio     Fund
_______________________________________________________________________________________________________
Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments $(12,303,912) (67,801) (93,873)  2,033,531    164,617      724,808
  Interest and dividends              33,148   73,646   37,953     796,130     54,698    1,017,846
_______________________________________________________________________________________________________
                                (12,270,764)   5,845  (55,920)  2,829,661    219,315     1,742,654
_______________________________________________________________________________________________________
Contributions:
 Employee                          4,861,545  131,461  282,565   2,346,444    921,431    1,778,333
 Employer                          2,657,573   26,018   27,245   1,095,611     90,052      783,713
_______________________________________________________________________________________________________
                                   7,519,118  157,479  309,810   3,442,055  1,011,483    2,562,046
_______________________________________________________________________________________________________
Disbursements:
 Benefits paid to participants    (2,420,554) (11,852)  (3,793)   (894,762)   (70,972)    (727,142)
 Administrative fees                (142,602)  (6,539)    (364)    (45,805)    (1,229)     (48,773)
_______________________________________________________________________________________________________
Total disbursements               (2,563,156) (18,391)  (4,157)   (940,567)   (72,201)    (775,915)
_______________________________________________________________________________________________________
Transfer from Keokuk
 Bargaining Unit 401(k) Plan          34,506        -        -           -          -            -
Interfund transfers, including loans
 granted, net of loan repayment   (6,606,292) 590,480  605,686  14,458,531  2,338,530    8,910,047
_______________________________________________________________________________________________________
Net change to plan               (13,886,588) 735,413  855,419  19,789,680  3,497,127   12,438,832
Net assets available for benefits:
  Beginning of year               45,392,486         -         -          -          -           -
_______________________________________________________________________________________________________
  End of year                    $31,505,898   735,413   855,419 19,789,680  3,497,127  12,438,832
_______________________________________________________________________________________________________
      See accompanying notes to financial statements.                                    (Continued)

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1997                         Fund Information
                _______________________________________________________________________________________
                                             Vanguard      Vanguard    Vanguard
                                Vanguard    LifeStrategy LifeStrategy    Life     Vanguard
                               LifeStrategy  Moderate    Conservative  Strategy    Bond      Investment
                                 Growth       Growth       Growth       Income     Index     Contract
                                Portfolio    Portfolio    Portfolio    Portfolio   Fund        Fund
_______________________________________________________________________________________________________
Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments $   6,289       3,355          72       2,070      5,356             -
  Interest and dividends           23,108      24,520      19,133       6,391      8,957     1,649,915
_______________________________________________________________________________________________________
                                   29,397      27,875      19,205       8,461     14,313     1,649,915
_______________________________________________________________________________________________________
Contributions:
 Employee                         332,167     351,387      75,911     128,586     93,400     1,871,166
 Employer                          40,324     17,056       6,868        8,079      9,410     1,453,325
_______________________________________________________________________________________________________
                                  372,491     368,443      82,779     136,665    102,810     3,324,491
_______________________________________________________________________________________________________
Disbursements:
 Benefits paid to participants     (1,800)     (3,405)     (5,802)     (3,349)   (42,508)   (1,684,112)
 Administrative fees                 (501)       (299)       (161)        (85)      (151)      (88,111)
_______________________________________________________________________________________________________
Total disbursements                (2,301)     (3,704)     (5,963)     (3,434)   (42,659)   (1,772,223)
_______________________________________________________________________________________________________
Transfer from Keokuk
 Bargaining Unit 401(k) Plan            -           -           -           -          -       508,388
Interfund transfers, including loans
 granted, net of loan repayment   269,865     238,099     418,612      67,596    277,678      (368,412)
_______________________________________________________________________________________________________
Net change to plan                669,452     630,713     514,633     209,288    352,142     3,342,159
Net assets available for benefits:
  Beginning of year                     -           -           -           -          -    16,423,369
_______________________________________________________________________________________________________
  End of year                     669,452      630,713    514,633     209,288    352,142    19,765,528
_______________________________________________________________________________________________________
     See accompanying notes to financial statements.                                        (Continued)

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information, Continued
December 31, 1997
                                           Fund Information
                _______________________________________________________________________________________
                                                            Vanguard
                                    Fidelity    Fidelity     Money     Participant
                                    Magellan    Puritan      Market      Loan
                                      Fund       Fund        Account      Fund        Total
_______________________________________________________________________________________________________
Investment income (loss):
  Net appreciation (depreciation)
   in fair value of investments    $  372,572     163,522           -           -    (8,989,394)
  Interest and dividends                4,831       2,113           -     355,986     4,108,375
_______________________________________________________________________________________________________
                                      377,403     165,635           -     355,986    (4,881,019)
_______________________________________________________________________________________________________
Contributions:
 Employee                                   -           -           -           -    13,174,396
 Employer                                   -           -           -           -     6,215,274
_______________________________________________________________________________________________________
                                            -           -           -           -    19,389,670
_______________________________________________________________________________________________________
Disbursements:
 Benefits paid to participants              -           -           -    (152,574)   (6,022,625)
 Administrative fees                        -           -           -      (2,792)     (337,412)
_______________________________________________________________________________________________________
Total disbursements                         -           -           -    (155,366)   (6,360,037)
_______________________________________________________________________________________________________
Transfer from Keokuk
 Bargaining Unit 401(k) Plan          462,559      99,941           -      24,715     1,130,109
Interfund transfers, including loans
 granted, net of loan repayment   (13,015,346) (7,746,253) (1,774,642)  1,335,821             -
_______________________________________________________________________________________________________
Net change to plan                (12,175,384) (7,480,677) (1,774,642)  1,561,156     9,278,723
Net assets available for benefits:
  Beginning of year                12,175,384   7,480,677   1,774,642   2,884,144    86,130,702
_______________________________________________________________________________________________________
  End of year                               -           -           -   4,445,300    95,409,425
_______________________________________________________________________________________________________
     See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits, with Fund Information
December 31, 1996
                                        Fund Information
              ___________________________________________________________________________________
                                                                       Vanguard
                      Fidelity     Fidelity  Airgas, Inc.  Guaranteed   Money    Participant
                      Magellan     Puritan     Common      Investment   Market     Loan
                       Fund         Fund       Stock       Contracts   Account     Fund        Total
_______________________________________________________________________________________________________
Investment income:
 Net appreciation
  in fair value of
  investments          $1,315,646    916,694  9,890,725            -          -         -   12,123,065
 Interest                       -          -          -      915,371      2,529   164,234    1,082,134
 Earnings on liquidity
  fund                     16,411      5,253      5,607       59,253          -         -       86,524
_______________________________________________________________________________________________________
                        1,332,057    921,947  9,896,332      974,624      2,529   164,234   13,291,723
_______________________________________________________________________________________________________
Contributions:
 Employee               1,835,213  1,427,061  3,287,469    1,684,860  1,395,176         -    9,629,779
 Employer                 846,121    551,766  2,037,792    1,356,698    376,937         -    5,169,314
_______________________________________________________________________________________________________
                        2,681,334  1,978,827  5,325,261    3,041,558  1,772,113         -   14,799,093
_______________________________________________________________________________________________________
Benefits paid to
 participants            (952,025)  (507,591)(3,342,119)  (2,658,855)         -  (161,006)  (7,621,596)
_______________________________________________________________________________________________________
Interfund transfers,
 including loans granted,
 net of loan repayments(1,403,475)  (288,237) 2,362,238   (1,494,546)         -   824,020            -
_______________________________________________________________________________________________________
Net change to plan      1,657,891  2,104,946 14,241,712     (137,219) 1,774,642   827,248   20,469,220
Net assets available
 for benefits:
  Beginning of year    10,517,493  5,375,731 31,150,774   16,560,588          - 2,056,896   65,661,482
_______________________________________________________________________________________________________
  End of year         $12,175,384  7,480,677 45,392,486   16,423,369  1,774,642 2,884,144   86,130,702
_______________________________________________________________________________________________________
     See accompanying notes to financial statements.

AIRGAS, INC. 401(k) PLAN

Notes to Financial Statements

December 31, 1997 and 1996

(1)  Description of the Plan

     The following description of the Airgas, Inc. 401(k) Plan (the Plan) provides general information only. Participants should refer to the Plan agreement for more complete information.

     General

     The Plan is a defined contribution plan covering substantially all employees of Airgas, Inc. and subsidiaries (the Company). Included in the assets of the Plan are contribution rollovers from pension plans of acquired companies, where applicable. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions

     Employee:

     The Plan permits a participant to defer up to 15% of eligible compensation. The amount of deferred compensation is treated as a salary reduction and is not subject to federal income tax until withdrawn from the Plan. In no event will the contribution exceed maximum allowable contributions as prescribed by the Internal Revenue Service.

     Employer:

     Contributions to the Plan by the Company are made on a matched basis and at a rate of 50% of participant deferred compensation. The employer match is applied on employee contributions of up to 4% of eligible compensation (i.e., maximum employer match is 2% of eligible compensation). Plan participants are eligible for Company matching contributions upon completing a consecutive twelve-month period of employment with Airgas, Inc., in which an employee is credited with at least 1,000 hours of service.

     In addition to the required Company match, the Company may elect to make discretionary profit sharing contributions as determined by the Board of Directors. The Company made discretionary contributions of $3,331,831 and $3,058,641 for the years ended December 31, 1997 and 1996, respectively.
The Company determines its discretionary contribution based on the overall profitability of the Company. Of that amount, the Company allocates a portion to each subsidiary based on that subsidiary's profitability. Each subsidiary then allocates its profit sharing to individual participants based on their proportionate compensation.

     Participant Accounts

     Contributions are invested as directed by each participant in twelve (effective January 31, 1997) separate investment funds. Each participant may designate, by written notice to the Plan administrator, how the contributions to his account are to be allocated among the twelve funds. Participants are required to allocate contributions to the funds in increments of 1% of total contributions.

(1)  Continued

     In the event a participant fails to submit a written notice of allocation, contributions will be invested in the Investment Contract Fund.

     In addition to the above initial election, participants may elect, by calling The Vanguard Group ("Vanguard"), to transfer, in 1% increments of the total funds credited to their account, monies among the investment funds.

     Interest, dividends, and other income earned by the investment funds, net of administrative fees, are reinvested in the same fund. Such amounts are allocated to participants based upon the proportion of a participant's balance to the total fund balance.

     Participant Loans

     The Plan administrator may, upon the application of a participant, direct the Trustee to make a loan to such participant. The maximum the participant may borrow is limited to the lesser of 50% of the participant's Plan balance or $50,000. The loan will bear interest at a rate equal to prime plus 2% and shall provide for periodic repayment over a reasonable period of time not to exceed five years for general purpose loans and thirty years for principal residence loans. Prime rate at December 31, 1997 was 8.5%.

     Vesting

     Participants are immediately vested in all contributions. In addition, all earnings on such investments are fully vested.

     Payment of Benefits

     Upon retirement, death, or termination of service, participants or beneficiaries are entitled to a distribution equal to the total value of their accounts. Such distributions are generally payable in cash.

     Participants experiencing serious financial hardships may be entitled to a distribution upon approval of the Plan administrator.

     Administrative Expenses

     All administrative expenses, effective January 1, 1997, have been paid by the plan participants.


(2)  Recent Events

     During the Plan year ended December 31, 1997, the Company amended the Plan for the following items:

     Merger of Keokuk Bargaining Unit 401(k) Plan

     Effective January 1, 1997, the Keokuk Bargaining Unit 401(k) Plan, an employee benefit plan of a subsidiary of the Company, was merged with and into the Plan.

(2)  Continued

     Change of Trustee and Investment Options

     Effective January 31, 1997, the Plan changed its trustee to Vanguard. Prior to January 31, 1997, the Plan's investments were maintained by the plan's trustee, Corestates Bank. The Plan also changed its investment options, keeping only the Airgas Common Stock Fund and the GIC Fund (renamed the Investment Contract Fund) and replacing the two Fidelity funds with ten Vanguard funds. Plan assets were fully transferred to the new investments by April 1997. Additionally, effective January 1, 1997, administrative expenses are paid by the plan participants.


(3)  Summary of Significant Accounting Policies

     Basis of Accounting

     The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting and present net assets available for benefits and changes in those assets.

     Investments

     The fair values of the ten Vanguard funds, the Fidelity Magellan Fund and the Fidelity Puritan Fund are based on the net asset values per share at year-end. The Investment Contract Fund is valued at year -end contract values. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay administration expenses charged by the insurance company.

     Investments in the Airgas, Inc. Common Stock Fund are valued at market based upon closing prices at the Plan year-end. At December 31, 1997, 3,681 plan participants were invested in the Airgas, Inc. Common Stock Fund. The value per share was $14.00 at December 31, 1997.

     The Vanguard Explorer Fund seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospect for above-average growth. At December 31, 1997 the Vanguard Explorer Fund had 329 plan participants invested in the fund. The value per share was $55.30 at December 31, 1997.

     The Vanguard International Growth Portfolio seeks to provide long-term growth of capital by investing in stock of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries. At December 31, 1997, the Vanguard International Growth Portfolio had 367 plan participants invested in the fund. The value per share was $16.39 at December 31, 1997.

(3)  Continued

     Vanguard U.S. Growth Portfolio seeks to provide long-term growth of capital by investing in large, high-quality, seasoned U.S. companies with records of exceptional growth and above-average prospects for future growth. At December 31, 1997, the Vanguard U.S. Growth Portfolio had 2,575 plan participants invested in the fund. The value per share was $28.70 at December 31, 1997.

     The Vanguard Index Trust - 500 Portfolio seeks to provide long-term growth of capital and income from dividends by holding each of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. market performance. At December 31, 1997 the Vanguard Index Trust - 500 Portfolio had 721 plan participants invested in the fund. The value per share was $90.07 at December 31, 1997.

     The Vanguard/Wellington Fund seeks to provide income and long-term growth of capital, without undue risk to capital, by investing approximately 65% of
its assets in stocks and the remaining 35% in bonds.   At December 31, 1997,
the Vanguard/Wellington Fund had 2,118 plan participants invested in the fund. The value per share was $29.45 at December 31, 1997.

     The Vanguard LifeStrategy Growth Portfolio seeks to provide long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund; an international stock fund; a bond fund; and an asset allocation fund. At December 31, 1997, the Vanguard LifeStrategy Growth Portfolio Fund has 341 plan participants invested in the fund. The value per share was $16.04 at December 31, 1997.

     The Vanguard LifeStrategy - Moderate Growth Portfolio seeks to provide income and long-term growth of capital and income by investing in four Vanguard funds: a domestic stock fund; an international stock fund; a bond fund; and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 45%-70% stocks, 30%-55% bonds, and 0%-25% short-term reserves. At December 31, 1997, the Vanguard LifeStrategy - Moderate Growth Portfolio had 224 plan participants invested in the fund. The value per share was $14.81 at December 31, 1997.

     The Vanguard LifeStrategy - Conservative Growth Portfolio seeks to provide income and moderate long-term growth of capital and income by investing in five Vanguard funds: a domestic stock fund; international stock fund; two bond funds; and an asset allocation fund. The portfolio's asset allocation ranges are expected to be 25%-50% stocks, 30%-55% bonds, and 20%-45% short-term reserves. At December 31, 1997 the Vanguard LifeStrategy -
Conservative Growth Portfolio had 113 plan participants     invested in the
fund.  The value per share was $13.40 at December 31, 1997.

     The Vanguard LifeStrategy Income Portfolio seeks to provide a high level of income growth of capital by investing in four Vanguard funds: a stock fund; two bond funds; and an asset allocation fund. The Portfolio's asset allocation ranges are expected to be 5%-30% stocks, 50%-75% bonds, and 20%-45% short-term reserves. At December 31, 1997, the Vanguard LifeStrategy Income Portfolio had 74 plan participants invested in the fund. The value per share was $12.43 at December 31, 1997.

(3)  Continued

     The Vanguard Bond Index Fund seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. At December 31, 1997, the Vanguard Bond Index Fund had 147 plan participants invested in the fund. The value per share was $10.09 at December 31, 1997.

     The Investment Contract Fund seeks to preserve the value of the participants original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks, and other similar types of fixed-principal investments. It is designed to maintain a constant $1.00 share value. At December 31, 1997, 3,340 plan participants invested in Airgas Investment Contract Fund.

     Use of Estimates

     The preparation of the financial statements in accordance with generally accepted accounting principles requires the plan administrator to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts included in the statement of changes in net assets available for plan benefits. Actual results could differ from those estimates.

(4)  Investments

     The following presents fair value of investments and the contract value of the guaranteed investment contracts fund held at December 31, 1997 and 1996:
                               December 31, 1997
Number                                                                                 Fair/
 of                                                                                   Contract
Shares          Investments                                            Cost            Value
_______________________________________________________________________________________________________
                Common Stock:
2,221,025         Airgas Common Stock                                $28,117,347      31,094,350
_______________________________________________________________________________________________________
                Mutual Funds:
 12,886           Vanguard Explorer Fund                                 782,408         712,579
 50,880           Vanguard International Growth Portfolio                924,657         833,923
681,701           Vanguard U.S. Growth Portfolio                      17,726,029      19,564,818
 38,078           Vanguard Index Trust-500 Portfolio                   3,278,787       3,429,706
417,173           Vanguard/Wellington Fund                            11,666,266      12,285,732
 39,964           Vanguard LifeStrategy-Growth Portfolio                 634,829         641,028
 41,712           Vanguard LifeStrategy-Moderate Growth Portfolio        614,460         617,754
 38,022           Vanguard LifeStrategy-Conservative Growth Portfolio    510,404         509,496
 16,541           Vanguard LifeStrategy-Income Portfolio                 203,787         205,599
 34,323           Vanguard Bond Index Fund                               342,119         346,319
_______________________________________________________________________________________________________
                                                                      36,683,746      39,146,954
_______________________________________________________________________________________________________
                Guaranteed Investment Contracts:
                  American International Life Assurance Co.,
                    Guaranteed Investment Contract, 5.06%,
                    due 1/99                                         3,039,105       3,039,105
                  John Hancock Guaranteed Investment Contracts,
                    5.31% to 7.02%, due 5/98 to 5/99                 3,046,510       3,046,510
                  Continental Assurance Co. Guaranteed Investment
                    Contract, 6.64%, due 5/98                        2,956,124       2,956,124
                  Retirement Savings Trust, 6.17%, due 8/2000       10,548,758      10,548,758
_______________________________________________________________________________________________________
                                                                    19,590,497      19,590,497
_______________________________________________________________________________________________________

                                                                   $84,391,590      89,831,801

(4)  Continued                December 31, 1996
Number                                                                                 Fair/
 of                                                                                   Contract
Shares          Investments                                            Cost            Value
_______________________________________________________________________________________________________
                Common Stock:
2,047,795         Airgas, Inc. Common Stock                          $23,272,216      45,051,490
_______________________________________________________________________________________________________

                Mutual Funds:
153,241           Fidelity Magellan Fund                              11,434,465      12,358,950
429,604           Fidelity Puritan Fund                                7,002,598       7,406,370
_______________________________________________________________________________________________________
                                                                      18,437,063      19,765,320
_______________________________________________________________________________________________________

                Guaranteed Investment Contracts:
                  American International Life Assurance Co.,
                    Guaranteed Investment Contract, 5.06%,
                    due 1/99                                         3,126,007       3,126,007
                  Hartford Insurance Group Guaranteed
                   Investment Contract, 7.56% due 12/97                549,801         549,801
                  Confederation Guaranteed Investment Contract,
                   8.21%, due 12/95 (note 7)                         1,039,957       1,039,957
                  Great West Life Guaranteed Investment
                   Contracts, 5.85% to 6.75%, due 1/97 to 7/97       3,537,905       3,537,905
                  John Hancock Guaranteed Investment Contracts,
                    5.31% to 7.02%, due 5/98 to 5/99                 2,955,056       2,955,056
                  Continental Assurance Co. Guaranteed Investment
                    Contract, 6.64%, due 5/98                        2,863,392       2,863,392
_______________________________________________________________________________________________________
                                                                    14,072,118      14,072,118
_______________________________________________________________________________________________________
                Short-term Investment:
                  Vanguard Money Market Account                        895,667         895,667
_______________________________________________________________________________________________________
                                                                   $56,677,064      79,784,595

     The average cost method is followed in determining the cost of investments sold. Purchases and sales of securities are recorded on a trade date basis.

(4)  Continued

     The average yield earned on the Investment Contract Funds was approximately 8.9% and 5.6% for the years ended December 31, 1997 and 1996, respectively. As of December 31, 1997 and December 31, 1996, interest rates ranged from 5.06% to 7.56%. The increase in the average yield earned on the Investment Contract Funds relates to the receipt of $364,000 for settlement of the Confederation Life Fund. Exclusive of this item, the average yield earned on the Investment Contract Fund for the Plan year ended December 31, 1997 was approximately 6.9%. In August 1994 the assets of Confederation Life Insurance Company were placed under the regulatory supervision of the Michigan Commissioner of Insurance. The Confederation Life Guaranteed Investment Contract (GIC) was subject to certain regulatory restrictions, and thus the Plan management ceased accruing interest on the funds. In March 1997 the rehabilitation plan of the assets was finalized. The rehabilitation plan provided for receipt of 100% of the August 1994 value into the Plan plus interest earned between the liquidation plan's asset valuation date and the actual distribution date. The rehabilitation plan also provides for the distribution of certain contingent assets, such as litigation proceeds, to GIC investors in the future as they may become available.

     The following investments represent 5% or more of the net assets available for benefits at December 31, 1997:

                                                         Percentage of
                                                         Participant's
                                          Fair Value       Equity
__________________________________________________________________________

Airgas, Inc. Common Stock              $ 31,094,350         32.6%
Vanguard U.S. Growth Portfolio           19,564,818         20.5
Vanguard/Wellington Fund                 12,285,732         12.9
Retirement Savings Trust                 10,548,758         11.1
__________________________________________________________________________

(5)  Federal Income Taxes

     As noted in Note 2, the Company amended the Plan effective January 1, 1997. The Company has not yet received a favorable determination letter from the Internal Revenue Service. The Plan Administrator believes that the Plan continues to be a qualified trust under Section 401(a) of the Internal Revenue Code and, thus, is exempt from federal income taxes under Section 501(a) of the Internal Revenue Code as of December 31, 1997.

(6)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination of the Plan, participants would remain fully vested in all amounts credited to their accounts under the Plan.

AIRGAS, INC. 401(k) PLAN                                                           Schedule 1
Item 27 (a) - Schedule of Assets Held for Investment Purposes
December 31, 1997
Number of                                                                           Fair/Contract
 Shares         Investments                                          Cost              Value
_______________________________________________________________________________________________________
                Common Stock:
2,221,025         Airgas Common Stock                              $28,117,347      31,094,350
_______________________________________________________________________________________________________

                Mutual Funds:
 12,886           Vanguard Explorer Fund                               782,408         712,579
 50,880           Vanguard International Growth Portfolio              924,657         833,923
681,701           Vanguard U.S. Growth Portfolio                    17,726,029      19,564,818
 38,078           Vanguard Index Trust-500 Portfolio                 3,278,787       3,429,706
417,173           Vanguard/Wellington Fund                          11,666,266      12,285,732
 39,964           Vanguard LifeStrategy-Growth                         634,829         641,028
 41,712           Vanguard LifeStrategy-Moderate Growth                614,460         617,754
 38,022           Vanguard LifeStrategy-Conservative Growth            510,404         509,496
 16,541           Vanguard LifeStrategy-Income                         203,787         205,599
 34,323           Vanguard Bond Index Fund                             342,119         346,319
_______________________________________________________________________________________________________
                                                                    36,683,746      39,146,954
_______________________________________________________________________________________________________

                Guaranteed Investment Contracts:
                  American International Life Assurance Co.,
                    Guaranteed Investment Contract, 5.06%,
                    due 1/99                                         3,039,105       3,039,105
                  John Hancock Guaranteed Investment Contracts,
                    5.31% to 7.02%, due 5/98 to 5/99                 3,046,510       3,046,510
                  Continental Assurance Co. Guaranteed Investment
                    Contract, 6.64%, due 5/98                        2,956,124       2,956,124
                  Retirement Savings Trust, 6.17%, due 8/2000       10,548,758      10,548,758
_______________________________________________________________________________________________________
                                                                    19,590,497      19,590,497
_______________________________________________________________________________________________________
                Employee loans                                       4,410,536       4,410,536
_______________________________________________________________________________________________________
                                                                   $88,802,126      94,242,337

AIRGAS, INC. 401(k) PLAN
Item 27(d) - Schedule of Reportable Transactions
Year ended December 31, 1997
         :
_______________________________________________________________________________________________________
During the year ended December 31, 1997, the Plan had the following reportable transactions by issue:

Identity of          Description           Transaction   Purchase    Selling      Cost of      Net
party involved       of asset                 Type        Price       Price        Asset    Gain (Loss)
_______________________________________________________________________________________________________

The Vanguard Group   Vanguard U.S. Growth    Purchase   $20,114,859           -           -           -
                     Portfolio                 Sale               -   2,580,736   2,388,830     191,906

The Vanguard Group   Vanguard/Wellington     Purchase    13,236,886           -           -           -
                     Fund                      Sale               -   1,672,291   1,570,620     101,671

The Vanguard Group   Investment Contract     Purchase    10,548,758           -           -           -
                     Fund

N/A                  Airgas Common Stock     Purchase    10,446,633           -           -           -
                                               Sale               -   7,389,405   5,601,502   1,787,903

Corestates           Corestates Liquidity    Purchase    26,670,491           -           -           -
                     Fund                      Sale               -  31,095,486  31,095,486           -

Corestates           Fidelity Puritan Fund   Purchase       150,378           -           -           -
                                               Sale               -   7,316,498   7,152,976     163,522

Corestates           Fidelity Magellan Fund  Purchase       148,545           -           -           -
                                               Sale               -  11,955,582  11,583,010     372,572
_______________________________________________________________________________________________________

